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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 1)*

                              AETHLON MEDICAL, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    00808Y09
                                 (CUSIP Number)

                           Christian J. Hoffmann, III
                        QUARLES & BRADY STREICH LANG LLP
                                 Renaissance One
                              Two N. Central Avenue
                             Phoenix, Arizona 85004
                                 (602) 229-5200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 December 14, 2005
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP No. 00808Y09
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1    NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF PERSON

                                  Allan S. Bird
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   IRS ID #________________
                                                                         (a) ___
                                                                         (b) ___
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3    SEC USE ONLY
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4    SOURCE OF FUNDS                                                          PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      __________

                                                                      __________
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6    CITIZENSHIP OR PLACE OF ORGANIZATION                                     US
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7    NUMBER OF SHARES     SOLE VOTING POWER                           2,134,620*
8    BENEFICIALLY OWNED   SHARED VOTING POWER                         __________
9    BY EACH REPORTING    SOLE DISPOSITIVE POWER                      2,134,620*
10   PERSON WITH          SHARED DISPOSITIVE POWER                    __________
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON          2,134,620*
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                   __________
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     9.9%
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14   TYPE OF REPORTING PERSON                                                00
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*    See Response to Item 5 below.

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ITEM 1. SECURITY AND ISSUER

     The title of the class of equity security to which this statement relates is Common Stock, $.001 par value. The Reporting Person owns three Series A Convertible Notes (the "Notes") with a total principal amount of $225,000 issued by the Issuer. The Notes are convertible into units (the "Units") at a price of $.20 per Unit. Each Unit is composed of one share of Common Stock and one Common Stock Purchase Warrant (the "Warrant") exercisable to purchase one share of Common Stock at a price of $.20 per share for a term of three years.

     The Issuer of the securities is Aethlon Medical, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 3030 Bunker Hill Street, Suite 4000, San Diego, CA 92109.

ITEM 2. IDENTITY AND BACKGROUND

     (a) The name of the Reporting Person filing this statement is Allan S.
Bird.

     (b) The business address of the Reporting Person is 818 W. Brooks Ave., N. Las Vegas, Nevada 89030.

     (c) The Reporting Person has not, during the past five years, been convicted in a criminal proceeding.

     (d) The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (e) The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Reporting Person used his personal funds to invest in the Notes.

ITEM 4. PURPOSE OF TRANSACTION

     This Schedule 13D is being filed because the Reporting Person acquired additional $50,000 principal amount of the Notes from the Issuer, bringing his total beneficial ownership interest in the Common Stock of the Issuer to 9.9%. See Item 5 below. The Reporting Person purchased the Notes and thus the Common Stock underlying the Notes and Warrants for investment.

     Except as set forth in this Item 4, the Reporting Person has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) If the Reporting Person converted the entire principal amount of the
Note into Common stock and exercised the Warrants, he would beneficially own 2,250,000 shares of Common Stock, which would represent 10.4% of the issued and outstanding Common Stock of the Issuer. The Note and the Warrants contain provisions that the Reporting Person cannot, at any point, own more than 9.9% of the issued and outstanding Common Stock of the Issuer. Accordingly, the Reporting Person may convert the Note or exercise the Warrants only to the extent that his total beneficial ownership of Common Stock will not exceed 9.9% after such action.

     (b) If the Reporting Person converted his Note and exercised the related Warrants, he would have the sole power to vote and dispose of 2,250,000 shares. The Reporting Person will be able to vote the shares of Common Stock underlying the Notes and Warrants only if he converts the Notes into Common Stock and exercises the Warrants.

     (c) The Reporting Person has effected no transactions in the Common Stock during the past 60 days for himself and his Affiliates.

     (d) No person is known to the Reporting Person to have any right to receive, or power to direct the receipt of, dividends from or the proceeds from the sale of any of the securities covered by this statement, except as provided herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The Reporting Person has no contracts, arrangements, understandings or relationships required to be reported under this Item 6, except the Notes, Warrants and a Registration Rights Agreement. The Registration Rights Agreement obligates the Issuer to file a registration statement with the Securities and Exchange Commission to register the Common Stock underlying the Notes and Warrants.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

     The following were filed as Exhibits to this Schedule 13D:

          (i)  Form of Note;

          (ii) Form of Warrant; and

          (iii) Form of Registration Rights Agreement.


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 16, 2005                           By: /s/ Allan S. Bird
Date                                        ------------------------------------
                                            Allan S. Bird


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